Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2009, December 31, 2009 and March 31, 2010	3
Unaudited Condensed Consolidated Income Statements for the Three months ended March 31, 2009 and March 31, 2010	4
Unaudited Condensed Consolidated Cash Flow Statements for the Three months ended March 31, 2009 and March 31, 2010	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2009, December 31, 2009 and March 31, 2010

	Note	March 31, 2009	December 31, 2009	March 31, 2010
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$175,081	$182,617	$225,908
Restricted cash		144,954	140,746	214,485
Trade receivables, net of provisions		46,657	48,070	51,709
Flight equipment held for operating leases, net	5	4,204,749	5,230,437	7,198,401
Flight equipment held for sale		76,566	—	—
Net investment in direct finance leases		30,152	34,532	33,099
Notes receivable, net of provisions	6	127,440	138,488	50,379
Prepayments on flight equipment		539,572	527,666	411,351
Investments		18,678	21,031	21,596
Goodwill		6,776	6,776	6,776
Intangibles		42,309	31,399	80,177
Inventory		94,148	102,538	97,988
Derivative assets		19,631	44,866	30,105
Deferred income taxes		81,231	80,098	111,362
Other assets	7	182,134	180,237	176,193
Total Assets	14	$5,790,078	$6,769,501	$8,709,529
Liabilities and Equity
Accounts payable		$24,246	$11,832	$19,986
Accrued expenses and other liabilities	8	81,213	80,399	80,506
Accrued maintenance liability		207,042	228,006	371,847
Lessee deposit liability		102,397	126,093	146,285
Debt	9	4,133,991	4,846,664	6,082,544
Accrual for onerous contracts		28,496	22,363	13,190
Deferred revenue		40,133	33,011	57,799
Derivative liabilities		11,557	7,801	77,587
Total Liabilities		4,629,075	5,356,169	6,849,744
Ordinary share capital, €0.01 par value (200,000,000 ordinary shares authorized, 119,386,445 ordinary shares issued and outstanding)		699	699	1,163
Additional paid-in capital		635,406	593,133	965,875
Accumulated retained earnings		528,964	664,177	698,576
Total AerCap Holdings N.V. Shareholders’ Equity	10	1,165,069	1,258,009	1,665,614
Non-controlling interest	10	(4,066)	155,323	194,171
Total Equity	10	1,161,003	1,413,332	1,859,785
Total Liabilities and Equity		$5,790,078	$6,769,501	$8,709,529

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2009 and 2010

		Three months ended March 31,
	Note	2009	2010
		(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue		$161,213	$175,310
Sales revenue		41,717	182,454
Management fee revenue		2,741	2,533
Interest revenue		2,621	1,322
Other revenue		210	2,417
Total Revenues	14	208,502	364,036
Expenses
Depreciation	14	51,247	63,377
Asset impairment		7,217	—
Cost of goods sold		33,824	156,138
Interest on debt		29,486	51,402
Operating lease in costs		3,314	3,151
Leasing expenses		19,161	10,490
Provision for doubtful notes and accounts receivable		1,232	740
Selling, general and administrative expenses	11,12	27,213	29,879
Total Expenses		172,694	315,177
Income from continuing operations before income taxes		35,808	48,859
Provision for income taxes		(1,860)	(4,886)
Amalgamation gain, net of transaction expenses and tax		—	274
Net Income		33,948	44,247
Net (income) loss attributable to non-controlling interest		(3,994)	(9,848)
Net Income attributable to AerCap Holdings N.V.	14	$29,954	$34,399
Basic and diluted earnings per share	13	$0.35	$0.40
Weighted average shares outstanding, basic and diluted		85,036,957	85,036,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2009 and 2010

	Three months ended March 31,
	2009	2010
	(US dollars in thousands)
Net income	$33,948	$44,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,247	63,377
Asset impairment	7,217	—
Amortization of debt issuance costs	3,834	5,306
Amortization of intangibles	4,790	3,203
Provision for doubtful notes and accounts receivable	1,232	696
Capitalized interest on pre-delivery payments	(371)	(160)
(Gain) loss on disposal of assets	448	(20,223)
Mark-to-market of non-hedged derivatives	(1,002)	22,339
Deferred taxes	1,241	4,765
Share-based compensation	1,002	879
Changes in assets and liabilities:
Trade receivables and notes receivable, net	4,284	1,650
Inventories	14,484	5,413
Other assets and derivative assets	(4,188)	7,638
Other liabilities and derivative liabilities	(26,199)	(14,300)
Deferred revenue	5,212	12,746
Net cash provided by operating activities	97,179	137,576
Purchase of flight equipment	(288,087)	(629,729)
Proceeds from sale/disposal of assets	1,792	142,626
Prepayments on flight equipment	(158,504)	(48,527)
Purchase of subsidiaries, net of cash acquired	—	70,618
Purchase of intangibles	—	(9,006)
Movement in restricted cash	(31,557)	(42,283)
Net cash used in investing activities	(476,356)	(516,301)
Issuance of debt	445,700	719,378
Repayment of debt	(96,485)	(342,819)
Debt issuance costs paid	(3,370)	(9,931)
Maintenance payments received	23,768	30,584
Maintenance payments returned	(14,552)	(9,924)
Security deposits received	8,014	9,388
Security deposits returned	(2,961)	(2,564)
Capital contributions from non-controlling interests	—	29,000
Net cash provided by financing activities	360,114	423,112
Net increase (decrease) in cash and cash equivalents	(19,063)	44,387
Effect of exchange rate changes	581	(1,096)
Cash and cash equivalents at beginning of period	193,563	182,617
Cash and cash equivalents at end of period	$175,081	$225,908
Supplemental cash flow information:
Interest paid	30,004	25,233
Taxes paid	390	15

The accompanying notes are an integral part of these condensed consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an integrated global aviation company, conducting aircraft and engine leasing and trading and parts sales. We also provide a wide range of aircraft management services to other owners of aircraft. We are headquartered in The Netherlands and have offices in Ireland, the United States, Singapore, China and the United Kingdom.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with business combination standards, this acquisition was a transaction under common control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized. Additionally in accordance with ASC 805, these consolidated financial statements are presented as if AerCap Holdings N.V. had been the acquiring entity of AerCap B.V. on June 30, 2005.

On November 27, 2006, we completed the initial public offering of 26.1 million of our ordinary shares on The New York Stock Exchange and on August 6, 2007 we completed the secondary offering of 20 million additional ordinary shares on The New York Stock Exchange.

Genesis Transaction

On March 25, 2010, AerCap completed an all-share acquisition of Genesis Lease Limited (“Genesis”), pursuant to which Genesis amalgamated with AerCap International Bermuda Limited, a subsidiary of AerCap (the “Genesis Transaction”). The resulting amalgamated company continues as a subsidiary of AerCap. The Genesis transaction is fully reflected in the AerCap Holdings N.V. consolidated balance sheet as of March 31, 2010. The Genesis Transaction has no material impact on the AerCap Holdings N.V. first quarter 2010 income statement (including the number of outstanding shares used for earnings per share calculations) other than a one line item reflecting a $274 amalgamation gain (net of transaction expenses and tax). The amalgamation gain results form the fact that the consideration paid was dependant on the trading value of AerCap shares on the Closing Date. The impact of the Genesis Transaction is also reflected in one line item in the AerCap Holdings N.V. first quarter 2010 consolidated cash flow statement (purchase of subsidiaries, net of cash acquired). From the second quarter of 2010, the Genesis Transaction will fully impact AerCap Holdings N.V.’s income statement and cash flow statement.

Our primary reasons for the Genesis Transaction included among others, the ability to achieve several key strategic and financial objectives in a single transaction, such as access to a significant amount of unrestricted cash without the dilutive impact on earnings per share as compared to other alternatives, the combination of Genesis’ expected unrestricted cash generation with our growth outlook, the improvement of our quality of earnings, the increase in our global client base, significant cost synergies and improved stock trading liquidity for shareholders. We believe that the Genesis Transaction creates a company that is a leading player in the aircraft and engine leasing businesses, with a strong balance sheet and diversified and profitable business lines.

We allocated the purchase price of the Genesis Transaction to tangible assets, liabilities and identifiable intangible assets acquired, based on their estimated fair values.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General (continued)

The fair value of Genesis’ flight equipment held for operating leases was determined using the market approach. In the aviation industry, appraisal data is considered to reflect the highest and best use of the flight equipment on an “in use” basis. The estimated fair value of Genesis’ flight equipment was therefore based on appraisal data in combination with current market transactions, taking into account the current maintenance condition of the underlying flight equipment including the hours and cycles on the aircraft since the last major maintenance event. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by management. Intangible assets, consisting of lease premium, are amortized over the remaining life of the lease, using a straight-line amortization method. The weighted average amortization period the intangible assets is 50 months. The fair value of Genesis’ debt has been determined based on the income approach. The income approach was performed through the use of a net present value calculation. The fair value of the Genesis net assets acquired can be summarized as follows:

Fair value of net assets acquired
(US dollars in thousands)
Assets
Cash and cash equivalents	$103,691
Restricted cash	31,456
Flight equipment held for operating leases	1,337,412
Intangibles (lease premium)	42,975
Deferred income taxes	34,089
Other assets	6,915
Total Assets	1,556,538

Liabilities
Accrued maintenance liability	$107,757
Debt	947,013
Derivative liabilities	66,196
Other liabilities	32,222
Total liabilities	1,153,188

Net assets acquired	$403,350

Consideration paid (34.4 million shares at a share price of $10.83, exchange ratio 1:1)	372,327

Amalgamation gain	$31,023

Transaction expenses, net of tax	(30,749)

Amalgamation gain, net of transaction expenses and tax	$274

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

Supplemental Pro Forma Data (Unaudited)

The unaudited pro forma statement of operations data below gives effect to the Genesis Transactions, as if it had occurred on January 1, 2009 and January 1, 2010, respectively. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations or of the results that would have occurred had the acquisitions taken place at January 1, 2009 and January 1, 2010, respectively. The unaudited pro forma statement of operations data presented below does not reflect the anticipated realization of cost reductions.

	Three months ended March 31, 2009	Three months ended March 31, 2010
Pro forma total revenue	$257,864	$418,696
Pro forma net income	58,382	45,360
Pro forma net income per share	$0.49	$0.38

Variable interest entities

There have been no changes to our variable interest entities from those disclosed in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010, except for those acquired as a result of the Genesis Transaction.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

As a result of the recent discussion held with the SEC in relation to the Amalgamation with Genesis, certain reclassifications have been made to prior years cash flows statements to reflect the current years presentation. Amounts related to maintenance payments and security deposits have been reclassified from operating cash flows to investing and financing cash flows, as we expect these items to become more significant in future periods, and are of the opinion that such classifications are more appropriate based on the nature of the cash flows in current and the expected future periods.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.  Basis for presentation (continued)

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2009. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management utilizes professional appraisers and valuation experts, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3.  Recent accounting pronouncements

ASU 2009-17

Effective January 1, 2010, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-17 (“ASU 2009-17”), Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest, or interests, give it a controlling financial interest in a variable interest entity. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This ASU amends certain guidance for determining whether an entity is a variable interest entity and requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. ASU 2009-17 requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The adoption of ASU 2009-17 did not have a material impact on our consolidated financial statements.

ASU 2010-06

In January 2010, the FASB issued ASU 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (2) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), to present separately information about purchases, sales issuances, and settlements on a gross basis rather than as one net number. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on our consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4. Fair value measurements

In September 2006, the FASB issued ASC 820, which is effective for fiscal years beginning after November 15, 2007. We adopted the standard on January 1, 2008.

Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The Company adopted ASC 820 for all financial assets and liabilities and non-financial assets required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of ASC 820 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of March 31, 2010 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	March, 31, 2010	Level 1	Level 2	Level 3
Cash and cash equivalents	$225,908	$225,908	$—	$—
Restricted cash	214,485	214,485
Derivative assets	30,105	—	30,105	—
Derivative liabilities	(77,587)	—	(77,587)	—
	$392,911	$440,393	$(47,482)	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

4. Fair value measurements (continued)

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consist largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the book value of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with the Impairment or Disposal of Long-Lived Assets standards and other accounting pronouncements requiring remeasurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions and appraisal data as to future cash proceeds from leasing and selling aircraft. In the three months ended March 31, 2010, we did not recognized any impairment.

Our financial instruments consist principally of notes receivable, restricted cash, derivative instruments and cash equivalents. The fair value of notes receivable, restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature.

The fair values of our debt are estimated using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The book value and fair values of our financial instruments at March 31, 2010 are as follows:

	March 31, 2010
	Book value	Fair value
Assets
Notes receivable	$50,379	$50,379
Restricted cash	214,485	214,485
Derivative assets	30,105	30,105
Cash and cash equivalents	225,908	225,908
	$520,877	$520,877
Liabilities
Debt	$6,082,544	$5,506,509
Derivative liabilities	77,587	77,587
Guarantees	2,091	2,091
	$6,162,222	$5,586,187

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5. Flight equipment held for operating leases, net

At March 31, 2010 we owned 247 aircraft (this includes the 54 aircraft added through the Genesis Transaction) and 85 engines, which we leased under operating leases to 110 lessees in 49 countries. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three months ended March 31, 2009	Twelve months ended December 31, 2009	Three months ended March 31, 2010
Net book value at beginning of period	$3,989,629	$3,989,629	$5,230,437
Fair value of flight equipment acquired through Genesis Transaction	—	—	1,337,412
Additions	343,597	1,649,520	813,708
Depreciation	(49,882)	(215,574)	(62,370)
Impairment	(7,217)	(32,378)	—
Disposals	(1,798)	(119,349)	(124,652)
Transfers to flight equipment held for sale	(60,516)	—	—
Transfer (to) from inventory	(9,064)	(41,411)	3,866
Net book value at end of period	4,204,749	5,230,437	7,198,401
Accumulated depreciation/impairment at March 31, 2009 and 2010	(396,932)	(542,309)	(621,537)

6. Notes receivable

Notes receivable consist of the following:

	March 31, 2009	December 31, 2009	March 31, 2010
Secured notes receivable	$6,273	$5,763	$5,594
Notes receivable in defeasance structures (1)	119,790	130,663	42,865
Notes receivable from lessee restructurings	1,377	2,062	1,920
	$127,440	$138,488	$50,379

(1)          In the three months ended March 31, 2010, the notes receivable in defeasance structures decreased as a result of the unwinding of two of the three structures.

7. Other assets

Other assets consist of the following:

	March 31, 2009	December 31, 2009	March 31, 2010
Debt issuance costs	$98,935	$114,910	$117,847
Other tangible fixed assets	15,227	11,242	11,875
Receivables from aircraft manufacturer	29,125	22,250	20,408
Prepaid expenses	6,546	7,532	7,080
Current tax receivable	5,385	—	—
Other receivables	26,916	24,303	18,983
	$182,134	$180,237	$176,193

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

8. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	March 31, 2009	December 31, 2009	March 31, 2010
Guarantee liability	$3,017	$2,342	$2,091
Accrued expenses	45,936	52,265	47,349
Accrued interest	9,393	9,515	18,255
Lease deficiency	11,422	13,009	12,811
Deposits under forward sale agreements	11,445	3,268	—
	$81,213	$80,399	$80,506

9. Debt

Debt consists of the following:

	March 31, 2009	December 31, 2009	March 31, 2010 (1)
ECA-guaranteed financings	$660,612	$1,215,862	$1,345,004
ALS securitization debt	1,092,042	973,513	930,335
ALS II securitization debt	—	634,059	767,478
GFL securitization debt (2)	—	—	630,140
UBS revolving credit facility	703,115	343,196	510,163
TUI portfolio acquisition facility	398,505	370,383	360,749
Pre-delivery payment facilities	369,454	404,562	302,096
AeroTurbine revolving credit facility	319,168	311,497	287,662
Genesis portfolio facility (2)	—	—	199,353
Japanese operating lease financings	88,931	86,059	83,760
TUI portfolio subordinated debt	63,055	63,317	60,400
Other debt (2)	319,319	313,553	562,539
Capital lease obligations under defeasance structures	119,790	130,663	42,865
	$4,133,991	$4,846,664	$6,082,544

(1)          As of March 31, 2010, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

(2)          As of March 31, 2010, our debt includes debt facilities amounting to $947,013, which were assumed through the Genesis Transaction. Other debt, among others, includes Genesis debt facilities amounting to $117,520.

A detailed summary of the principal terms of our indebtedness can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010. Following is a summary of significant changes to our indebtedness since our 20-F filing:

Genesis Funding Limited Securitisation

On December 19, 2006, Genesis Funding Limited, “GFL” completed a securitization transaction. Under the terms of the securitization, a single class of G-1 notes was issued by GFL. The proceeds were used, along with other funds to purchase 41 aircraft. The notes are direct obligations of GFL. Financial Guaranty Insurance Company, or “FGIC”, issued a financial guaranty insurance policy to support the payment of the interest when due and principal to the final maturity of the notes. Since the completion of the securitization one aircraft was sold, resulting in an aircraft portfolio size of 40 aircraft as of March 31, 2010. As part of the Genesis Transaction, we assumed all obligations on a non-recourse basis.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

9. Debt (continued)

The Class G-1 notes bear interest at one-month LIBOR plus a spread of 24 basis points. The final maturity date of the notes is December 19, 2032. The interest on the notes is due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and, subject to satisfying certain debt covenants, will continue until December 2011. After December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities in accordance with the priority of payments set forth in the indenture.

The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of GFL, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft that are registered in the United States or Ireland. GFL is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture.

10. Equity

Movements in equity during the periods presented were as follows:

	Three months ended March 31, 2009
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	29,954	3,994	33,948
Share-based compensation	1,000	—	1,000
Default AerVenture partner (a)	25,078	(25,078)	—
End of the period	$1,165,069	$(4,066)	$1,161,003

	Twelve months ended December 31, 2009
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,109,037	$17,018	$1,126,055
Net income for the period	165,166	41,205	206,371
Share-based compensation	3,910	—	3,910
Capital contributions from non-controlling interests (c)	—	47,600	47,600
Default AerVenture partner (a)	25,078	(25,078)	—
Sale to new AerVenture partner (b)	(45,182)	74,578	29,396
End of the period	$1,258,009	$155,323	$1,413,332

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

10. Equity (continued)

	Three months ended March 31, 2010
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$1,258,009	$155,323	$1,413,332
Net income for the period	34,399	9,848	44,247
Share-based compensation	879	—	879
Issuance of equity capital Genesis Transaction	372,327	—	372,327
Capital contributions from non-controlling interests (c)	—	29,000	29,000
End of the period	$1,665,614	$194,171	$1,859,785

(a)          In March 2009, the 50% joint venture partner in AerVenture, LoadAir failed to make $80.0 million in required capital contributions to AerVenture, and as a result, LoadAir lost its voting rights and economic rights in AerVenture with the exception of certain rights to limited residual payments upon liquidation of AerVenture. As of March 31, 2009 AerVenture was a wholly owned subsidiary. The default of LoadAir increased AerCap Holdings N.V. Shareholders’ Equity by $25,078, through the elimination of the related non-controlling interest.

(b)         In June 2009, we sold 50% of AerVenture to Waha Capital. The sale to Waha Capital decreased AerCap Holdings N.V. Shareholders’ Equity by $45,182, through the establishment of the related non-controlling interest in accordance with ASC 810.

(c)          Capital contributions from Waha Capital.

11. Share-based compensation

AerCap Holdings N.V. Equity Grants

No additional stock options were issued under the NV Equity Plan during the three months ended March 31, 2010. At March 31, 2010, there were 1.8 million stock options outstanding at an exercise price of $24.63 per share, 75,000 stock options outstanding at an exercise price of $15.03 per share and 700,000 stock options outstanding at an exercise price of $2.95 per share. At March 31, 2010, 625,000 outstanding options were vested, 625,000 options were subject to performance criteria which were not met and have therefore been forfeited and 1,950,000 options were subject to future time and performance-based vesting criteria. Assuming that vesting criteria applicable to unvested stock options are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $2.7 million during the remainder of 2010 and approximately $2.7 million during 2011.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

12. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended March 31, 2009	Three months ended March 31, 2010
Personnel expenses(a)	$13,533	$14,507
Travel expenses	1,601	1,708
Professional services	4,498	3,978
Office expenses	2,119	2,268
Directors expenses	751	962
Other expenses	4,711	6,456
	$27,213	$29,879

(a)           Includes share-based compensation of $1,000 and $879 in the three months ended March 31, 2009 and 2010, respectively.

13. Earnings per common share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our common shares outstanding. As disclosed in Note 11, there are 2.6 million share options outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per common share for the periods indicated below are shown in the following table:

	Three months ended March 31, 2009	Three months ended March 31, 2010
Net income for the computation of basic and diluted earnings per share	$29,954	$34,399
Weighted average common shares outstanding	85,036,957	85,036,957
Basic and diluted earnings per common share	$0.35	$0.40

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

14.  Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of two business segments—leasing, financing, sales and management of commercial aircraft (“Aircraft”) and leasing, financing and sales of engines and parts (“Engine and parts”).

The following sets forth significant information from our reportable segments:

	Three months ended March 31, 2009
	Aircraft	Engines and parts	Total
Revenues from external customers	$151,893	$56,609	$208,502
Segment profit	27,897	2,057	29,954
Segment assets	5,209,594	580,484	5,790,078
Depreciation	47,587	3,660	51,247

	Three months ended March 31, 2010
	Aircraft	Engines and parts	Total
Revenues from external customers	$313,779	$50,257	$364,036
Segment profit	36,608	(2,209)	34,399
Segment assets	8,216,913	492,616	8,709,529
Depreciation	59,434	3,943	63,377

15.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010. There have been no material changes to our commitments and contingencies since the filing of those reports.

16.  Subsequent events

In April 2010, we entered into a corporate debt facility agreement for $120 million with UBS as lead arranger. The facility has a term of five years and will be used for general corporate purposes.

In May 2010, we signed an agreement with Dublin-based aircraft leasing company Avolon for the sale of six A320s. In addition to the A320 sale, we have established a joint venture with Avolon which owns three of AerCap’s A330-200 aircraft on long-term leases with Aeroflot. AerCap and Avolon will each contribute 50% of the equity required for this joint venture. We will continue to manage the aircraft and the related leases.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft and engine purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft and engines under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft and engine leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

As of March 31, 2010, we owned and managed 292 aircraft, including the 54 aircraft added through the Genesis Transaction. We owned 247 aircraft and managed 45 aircraft in our aircraft business. As of March 31, 2010, we leased these aircraft to 101 commercial airlines and cargo operator customers in 48 countries. In addition, as of March 31, 2010, we had 21 new Airbus A320 family narrow-body aircraft and 18 new Airbus A330 wide-body aircraft on order. We also have entered into a purchase contract for four aircraft and have executed letters of intent for the purchase of three aircraft. Including all owned and managed aircraft, aircraft under contract or letter of intent and aircraft in our order book, our portfolio totals 338 aircraft as of March 31, 2010.

	Owned portfolio		Managed portfolio		Number of aircraft under
Aircraft type	Number of aircraft owned	Percentage of total net book value	Number of aircraft	Number of aircraft on order	purchase contract or letter of intent	Total owned, managed and ordered aircraft
Airbus A300 Freighter	1	0.4%	—	—	—	1
Airbus A319	26	10.5%	—	3	2	31
Airbus A320	103	39.6%	11	16	3	133
Airbus A321	18	7.7%	1	2	—	21
Airbus A330	17	17.1%	—	18	—	35
Boeing 737Classics	12	1.2%	27	—	—	39
Boeing 737NGs	44	17.3%	—	—	2	46
Boeing 747	2	1.3%	—	—	—	2
Boeing 757	9	1.6%	3	—	—	12
Boeing 767	6	2.4%	2	—	—	8
MD-11 Freighter	1	0.4%	1	—	—	2
MD-82	2	0.0%	—	—	—	2
MD 83	4	0.1%	—	—	—	4
ERJ170-100	2	0.4%	—	—	—	2
Total	247	100.0%	45	39	7	338

In July 2008, we entered into an agreement with Airbus Freighter Conversions GmbH (“AFC”) whereby AFC would convert 30 of our older Airbus A320s and A321s from passenger to freighter aircraft. Delivery of the first converted aircraft is expected to take place in the first quarter of 2012, with the remaining 29 aircraft scheduled for conversion between 2012 and 2015. In the future we may choose to continue to convert some of our older A320 and A321 aircraft to freighter aircraft.

Engine Portfolio

We maintain an inventory of high-demand, modern and fuel-efficient engines. As of March 31, 2010, we owned 85 engines and had one new engine on order and two under letters of intent for purchase through our wholly owned subsidiary AeroTurbine. Our engine portfolio consists primarily of CFM56 series engines, one of the most widely used engines in the commercial aviation market. As of March 31, 2010, 64 of our 88 engines were CFM56 series engines manufactured by CFM International.

Inventory

Our inventory consists of aircraft and engine parts. The aircraft and engine parts sales allow us to increase value of our aircraft and engine assets by putting each sub-component (engines, airframes and related parts) to its most profitable use. We sell aircraft and engine parts primarily to parts distributors and maintenance, repair and overhaul (“MRO”) service providers.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010.

Comparative Results of Operations

	Three months ended March 31,
	2009	2010
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$161,213	$175,310
Sales revenue	41,717	182,454
Management fee revenue	2,741	2,533
Interest revenue	2,621	1,322
Other revenue	210	2,417
Total Revenues	208,502	364,036
Expenses
Depreciation	51,247	63,377
Asset impairment	7,217	—
Cost of goods sold	33,824	156,138
Interest on debt	29,486	51,402
Operating lease in costs	3,314	3,151
Leasing expenses	19,161	10,490
Provision for doubtful notes and accounts receivable	1,232	740
Selling, general and administrative expenses	27,213	29,879
Total Expenses	172,694	315,177
Income from continuing operations before income taxes	35,808	48,859
Provision for income taxes	(1,860)	(4,886)
Amalgamation gain, net of transaction expenses and tax	—	274
Net Income	33,948	44,247
Net (income) loss attributable to non-controlling interest	(3,994)	(9,848)
Net Income attributable to AerCap Holdings N.V.	$29,954	$34,399
Basic and diluted earnings per share	$0.35	$0.40
Weighted average shares outstanding, basic and diluted	85,036,957	85,036,957

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Revenues. The principal categories of our revenue and their variances were:

	Three months ended March 31, 2009	Three months ended March 31, 2010	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$141.4	$165.8	$24.4	17.3%
Maintenance rents and end-of-lease compensation	19.8	9.5	(10.3)	(52.0)%
Sales revenue	41.7	182.5	140.8	337.6%
Management fee revenue	2.8	2.5	(0.3)	(10.7)%
Interest revenue	2.6	1.3	(1.3)	(50.0)%
Other revenue	0.2	2.4	2.2	1100,0%
Total	$208.5	$364.0	$155.5	74.6%

•                  Basic rents increased by $24.4 million, or 17.3%, to $165.8 million in the three months ended March 31, 2010 from $141.4 million in the three months ended March 31, 2009. The increase in basic rents was attributable primarily to:

•                 the acquisition between January 1, 2009 and March 31, 2010 of 61 aircraft for lease with an aggregate net book value of $2.5 billion at the date of acquisition, partially offset by the sale of 13 aircraft, during such period, with an aggregate net book value of $0.2 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $31.7 million increase in basic rents;

reduced by

•                 a decrease of $5.6 million in basic rents from our engine lease activities in the three months ended March 31, 2010 compared to the three months ended March 31, 2009; and

•                 a decrease in payments from leases with lease rates tied to floating interest rates in the three months ended March 31, 2010 compared to the three months ended March 31, 2009 due to decreases in market interest rates, which resulted in a $1.7 million decrease in basic rents.

•                  Maintenance rents and end-of-lease compensation decreased by $10.3 million, or 52.0%, to $9.5 million in the three months ended March 31, 2010 from $19.8 million in the three months ended March 31, 2009. The decrease in maintenance rents is mainly attributable to the termination of several leases in the three months ended March 31, 2009, which resulted in the recording of $7.2 million of additional maintenance rents.

•                  Sales revenue increased by $140.8 million, or 337.6%, to $182.5 million in the three months ended March 31, 2010 from $41.7 million in the three months ended March 31, 2009. The increase in sales revenue is mainly a result of increased aircraft sales in the three months ended March 31, 2010, due to an increase in liquidity in the aircraft trading market to finance aircraft acquisitions. Sales revenue in the three months ended March 31, 2010 was generated from the sale of five aircraft, three engines and parts inventory. In the three months ended March 31, 2010, we sold two A320 aircraft, one A330 aircraft, two Boeing 757 aircraft and three engines, whereas in the three months ended March 31, 2009, we did not sell any aircraft and only sold four engines and parts inventory.

•                  Management fee revenue did not materially change in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

•                  Interest revenue decreased by $1.3 million, or 50.0%, to $1.3 million in the three months ended March 31, 2010 from $2.6 million in the three months ended March 31, 2009. The decrease was mainly caused by the unwinding of two of our notes receivable in defeasance structures, which earned $1.0 million interest income in the three months ended March 31, 2009.

•                  Other revenue increased by $2.2 million, or 1100.0% to $2.4 million in the three months ended March 31, 2010 from $0.2 million in the three months ended March 31, 2009. The increase in the three months ended March 31, 2010 was primarily related to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation increased by $12.1 million, or 23.7%, to $63.4 million in the three months ended March 31, 2010 from $51.2 million in the three months ended March 31, 2009, due primarily to the acquisition of 61 new aircraft between January 1, 2009 and March 31, 2010 with a book value at the time of the acquisition of $2.5 billion. The increase was partially offset by the sale of 13 aircraft during this time, with a book value at the time of sale of $0.2 billion.

Asset Impairment. In the three months ended March 31, 2010, we did not recognize any impairment. Asset impairment was $7.2 million in the three months ended March 31, 2009. Asset impairments related to three older A320 aircraft for which we received end-of-lease payments of $7.2 million which were recorded as lease revenue during the three months ended March 31, 2009.

Cost of Goods Sold. Cost of goods sold increased by $122.3 million, or 361.6%, to $156.1 million in the three months ended March 31, 2010 from $33.8 million in the three months ended March 31, 2009. The increase in cost of goods sold is the result of the increase in aircraft sales.

Interest on Debt. Our interest on debt increased by $21.9 million, or 74.3%, to $51.4 million in the three months ended March 31, 2010 from $29.5 million in the three months ended March 31, 2009. The majority of the increase in interest on debt was mainly caused by:

•                  an $18.0 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $18.6 million charge in the three months ended March 31, 2010 from a $0.6 million charge in the three months ended March 31, 2009;

•                  an increase in the average outstanding debt balance to $4.9 billion in the three months ended March 31, 2010 from $4.0 billion in the three months ended March 31, 2009, resulting in a $6.1 million increase in our interest on debt;

partially offset by

•                  a decrease in our average cost of debt to 2.6% in the three months ended March 31, 2010 from 2.8% in the three months ended March 31, 2009. The decrease in our average cost of debt results from the use of caps as part of our economic hedging strategy in combination with a decrease in interest rates. This resulted in a $2.6 million decrease in our interest on debt.

Other Operating Expenses. Our other operating expenses decreased by $9.3 million, or 39.2%, to $14.4 million in the three months ended March 31, 2010 from $23.7 million in the three months ended March 31, 2009. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2010	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$3.3	$3.2	$(0.1)	(3.0)%
Leasing expenses	19.2	10.5	(8.7)	(45.3)%
Provision for doubtful notes and accounts receivable	1.2	0.7	(0.5)	(41.7)%
Total	$23.7	$14.4	$(9.3)	(39.2)%

Our operating lease-in costs did not materially change in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Our leasing expenses decreased by $8.7 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. The decrease is primarily due to expenses of $5.9 million recognized in the three months ended March 31, 2009, which were incurred as a result of airline defaults which occurred in 2008. We did not incur any default expenses in the three months ended March 31, 2010.

Our provision for doubtful notes and accounts receivable decreased by $0.5 million in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. None of our leases had defaults that significantly affected the provision for doubtful notes and accounts receivable in the three months ended March 31, 2009 and 2010.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $2.7 million, or 9.8%, to $29.9 million in the three months ended March 31, 2010 from $27.2 million in the three months ended March 31, 2009. This increase is due primarily to an increase in foreign currency losses in the three months ended March 31, 2010.

Income From Continuing Operations Before Income Taxes. For the reasons explained above, our income from continuing operations before income taxes increased by $13.1 million, or 36.4%, to $48.9 million in the three months ended March 31, 2010 from $35.8 million in the three months ended March 31, 2009.

Provision for Income Taxes. Our provision for income taxes increased by $3.0 million or 162.7% to $4.9 million in the three months ended March 31, 2010 from $1.9 million in the three months ended March 31, 2009. Our effective tax rate for the three months ended March 31, 2010 was 10.0% compared to 5.2% for the three months ended March 31, 2009. Our effective tax rate in any period is impacted by the mix of operations among our different tax jurisdictions.

Non-controlling interest, net of tax.  Our non-controlling interest net of tax decreased by $5.9 million to $9.9 million net income attributable to non-controlling interests in the three months ended March 31, 2010 from $4.0 million net income attributable to non-controlling interests in the three months ended March 31, 2009, due primarily to the increase in net income of our consolidated joint venture AerVenture.

Net Income attributable to AerCap Holdings N.V..  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $4.4 million, or 14.8%, to $34.4 million in the three months ended March 31, 2010 from $30.0 million in the three months ended March 31, 2009.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2010 was $440.4 million, including restricted cash of $214.5 million, and our operating cash flow was $137.6 million for the three months ended March 31, 2010. Our unused lines of credit at March 31, 2010 were approximately $2.7 billion. Our debt balance at March 31, 2010 was $6.1 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2010, was 2.6%. Our debt to equity ratio was 3.3 to 1 as of March 31, 2010.

We satisfy our liquidity requirements through several sources, including:

•                  lines of credit and other secured borrowings;

•                  aircraft and engine lease revenues;

•                  sales of aircraft, engines and parts;

•                  supplemental maintenance rent and security deposits provided by our lessees; and

•                  management fee revenue.

In order to access the required capital to meet our obligations under our forward purchase commitments, we have completed or have undertaken several initiatives as more fully described in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 15, 2010.

Since the 20-F filing we have completed the following additional initiatives:

•                  On March 25, 2010, we completed an all-share acquisition of Genesis. On the closing date, after the payment of all related transaction expenses, Genesis had an unrestricted cash position of $70.6 million.

•                  In April 2010, we entered into a corporate debt facility agreement for $120 million with UBS as lead arranger. The facility has a term of five years and will be used for general corporate purposes.

Cash Flows

	Three months ended March 31, 2009	Three months ended March 31, 2010
	(US dollars in millions)
Net cash flow provided by operating activities	$97.2	$137.6
Net cash flow used in investing activities	(476.4)	(516.3)
Net cash flow provided by financing activities	360.1	423.1

Three months ended March 31, 2010 compared to three months ended March 31, 2009.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $40.4 million, or 41.6%, to $137.6 million for the three months ended March 31, 2010 from $97.2 million for the three months ended March 31, 2009 primarily due to an increase in our aircraft portfolio and related basic lease revenues. A significant portion of our operating cash flows stated above, including nearly all of our cash flows from our leasing operations originate within restricted cash entities, where the financing structures in such restricted cash entities do not allow use of such cash flows to fund general operations or to fund obligations of other group entities.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities increased by $39.9 million, or 8.4%, to $516.3 million for the three months ended March 31, 2010 from $476.4 million for the three months ended March 31, 2009, primarily due to a increase of $350.6 million in aircraft purchase activity (including intangible lease premiums) along with a $10.7 million increase in restricted cash movement, partially offset by a $140.8 million increase in asset sale proceeds, a decrease of $110.0 million in pre-delivery payments made in the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, and a decrease in our cash flows used in investing activities of $70.6 million as a result of the closing of the Genesis Transaction.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities increased by $63.0 million, or 17.5%, to $423.1 million for the three months ended March 31, 2010 from $360.1 million for the three months ended March 31, 2009. This increase in cash flows provided by financing activities was due to an increase of $20.8 million in new financing proceeds, net of repayments and debt issuance costs, an increase of $13.2 million of net receipt of maintenance and security deposits and an increase of $29.0 million in the capital contributions from non-controlling interests in the three months ended March 31, 2010, as compared to the three months ended March 31, 2009.

Indebtedness

As of March 31, 2010, our outstanding indebtedness totaled $6.1 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2010:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts		Final stated maturity
	(US dollars in thousands)
ECA-guaranteed financings	31 aircraft	$2,927,342	$1,345,004	$1,582,338		2022
ALS securitization debt	62 aircraft	930,335	930,335	—		2032
ALS II securitization debt	27 aircraft	922,750	767,478	155,272		2038
GFL securitization debt	40 aircraft	630,140	630,140	—		2032
UBS revolving credit facility	18 aircraft	1,000,000	510,163	489,837		2014
TUI portfolio acquisition facility	17 aircraft	360,749	360,749	—		2015
Pre-delivery payment facilities	—	398,765	302,096	96,669		2012
AeroTurbine revolving credit facility	9 aircraft and 75 engines	328,000	287,662	40,338		2012
Genesis portfolio facility	11 aircraft	199,353	199,353	—		2015
Japanese operating lease financings	3 aircraft	83,760	83,760	—		2015
TUI portfolio subordinated debt*	—	60,400	60,400	—		2015
Other debt	29 aircraft and 9 engines	895,051	562,539	332,512		2023
Capital lease obligations under defeasance structures	1 aircraft	42,865	42,865	—		2010
Total		$8,779,510	$6,082,544	$2,696,966	**

* Subordinated debt issued to our joint venture partner relating to the TUI portfolio acquisition.

** The undrawn amounts of our current debt facilities consist of collateralized term debt available to finance pre-delivery payments and the most significant portion of the purchase price of aircraft and engines.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2010:

	2010 (04/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Debt (1)	$853,549	$744,410	$1,100,842	$634,090	$3,249,289
Purchase obligations (2)	1,009,826	667,010	468,363	140,632	—
Operating leases (3)	13,588	25,859	14,839	3,353	12,192
Derivative obligations	36,999	34,297	(1,304)	(5,790)	(18,803)
Total	$1,913,962	$1,471,576	$1,582,740	$772,285	$3,242,678

(1)          Includes estimated interest payments based on one-month LIBOR and three-month LIBOR as of March 31, 2010, which were 0.249% and 0.292%, respectively.

(2)          Includes 18 new A330 wide-body aircraft on order from Airbus, 21 new A320 family aircraft on order from Airbus by AerVenture, two A319 aircraft and two Boeing 737 next generation aircraft.

(3)          Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Miami, Florida, Fort Lauderdale, Florida, Goodyear, Arizona and Shannon, Ireland.

The table below provides information as of March 31, 2010 regarding our debt and interest obligations per facility type:

	2010 (04/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$241,953	$60,121	$4,983	$—	$—
Debt facilities with non-scheduled amortization (2)	300,628	419,157	525,809	437,444	1,991,622
Capital lease obligations under defeasance structures (3)	44,151	—	—	—	—
Other facilities	266,817	265,132	570,050	196,646	1,257,667
Total	$853,549	$744,410	$1,100,842	$634,090	$3,249,289

(1)          Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)          Debt is amortized by the amount of free cash flow generated within each of these facilities.

(3)          Obligations are defeased through an offsetting notes receivable amount.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2010:

	2010 (04/01/2010- 12/31/2010)	2011	2012	2013	Thereafter
	(US dollars in thousands)
Capital expenditures	$931,903	$623,568	$434,195	$138,429	$—
Pre-delivery payments	77,923	43,442	34,168	2,203	—
Total	$1,009,826	$667,010	$468,363	$140,632	$—

As of March 31, 2010, we expect to make capital expenditures related to the purchase of 18 A330 aircraft, two A321 aircraft, 16 A320 aircraft, five A319 aircraft and two Boeing 737 aircraft on order between 2010 and 2013. As we implement our growth strategy and expand our aircraft and engine portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

As of March 31, 2010, we were obligated to make sublease payments under four aircraft operating leases of aircraft with lease expiration dates between 2010 and 2013. We lease these four aircraft to aircraft operators. Since we are not fully exposed to the risks and rewards of ownership of these aircraft, we do not include these four aircraft on our balance sheet. In addition, we do not recognize a financial liability for our operating lease obligations under these leases on our balance sheet. Due to the fact that sublease receipts related to these four aircraft are insufficient to cover our lease obligations, we have recognized an onerous contract accrual on our balance sheet which is equal to the difference between the present value of the lease expenses and the present value of the sublease income discounted at appropriate discount rates. This accounting treatment, however, does not result in the same presentation as if we accounted for these aircraft as owned assets and the related operating lease obligations as debt liabilities.

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into a joint venture, AerDragon, which does not qualify for consolidated accounting treatment. The assets and liabilities of this joint venture are off our balance sheet and we only record our net investment under the equity method of accounting.

INDEBTEDNESS

A detailed summary of the principal terms of our indebtedness can be found in our 2009 Annual Report on Form 20-F filed with the SEC on March 15, 2010. Following is a summary of significant changes to our indebtedness since our 20-F filing:

Genesis Funding Limited Securitisation

General.  On December 19, 2006, Genesis Funding Limited, “GFL” completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Under the terms of the securitization, a single class of G-1 notes was issued by GFL.

The proceeds were used, along with other funds to purchase 41 aircraft which were placed in a securitization vehicle. Since the completion of the securitization one aircraft was sold, resulting in an aircraft portfolio size of 40 aircraft as of March 31, 2010. The notes are direct obligations of GFL.

Financial Guaranty Insurance Company, or “FGIC”, issued a financial guaranty insurance policy to support the payment of the interest when due and principal to the final maturity of the notes. The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or “Moody’s”, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or “S&P”, respectively. This rating was based on FGIC’s rating. FGIC’s ratings have been withdrawn by Moody’s and S&P. As a result, Moody’s and S&P have published stand-alone ratings of the notes of A3 and A-, respectively

Liquidity. Credit Agricole provided a liquidity facility to GFL. The aggregate amount available under the liquidity facility is $60 million, which may be drawn to cover certain expenses of GFL, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture.  GFL is required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest from funds available as specified in the indenture. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full, and such drawings will be available for the same purposes as drawings under the liquidity facility.

Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. GFL paid an upfront fee of $450,000 on December 19, 2006 and will pay an annual commitment fee of 60 basis points on each payment date. As at March 31, 2010, Genesis Funding had drawn down $7.8 million under the liquidity facility.

Interest Rate.  Set forth below is the interest rate for the Class G-1 note:

	Amount outstanding at March 31, 2010	Interest rates
	(US dollars in thousands)

Class G-1 Note	$770,748	One month LIBOR plus 0.24%
Fair value adjustment Class G-1 Note	(140,608)
Carrying value Class G-1 Note	$630,140

GFL has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date. The final maturity date of the notes is December 19, 2032.

Payment Terms. The interest on the notes is due and payable on a monthly basis. Scheduled monthly principal payments on the notes commenced in December 2009 and, subject to satisfying certain debt covenants, will continue until December 2011. After December 19, 2011, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

Redemption. We may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes. We may, on any payment date, redeem the notes in whole or from time to time in part, at par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Aircraft Management Services.  GECAS provides most services related to leasing of the GFL fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. The servicing agreement with GECAS provides that GFL will pay to GECAS a base fee of $150,000 per month for servicing the aircraft in our portfolio, which increases by a monthly base fee of 0.01% of the purchase price for additional aircraft outside of our portfolio serviced by GECAS. Under the servicing agreement, GFL is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. The amounts presented above only reflect the base fee of $150,000 per month for the 40 aircraft in the securitization portfolio.

We provide management services to GFL.  For these services we receive a monthly fee of $33,333.

Collateral.  The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of GFL, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft that are registered in the United States or Ireland.

Certain Covenants. GFL is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the aircraft including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for the aircraft, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder. As at March 31, 2010, GFL is in compliance with the terms of the covenants under the indenture.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements as filed with the SEC on March 15, 2010, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate US dollar denominated debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates how much the value of these cash flows will change by for a given movement in interest rates.

The table below provides information as of March 31, 2010 regarding our debt and finance lease obligation and their related interest rate exposure:

	2010 (04/01/2010- 12/31/2010)	2011	2012	2013	2014
	(US dollars in thousands)
Average fixed rate debt outstanding	$688,385	$607,491	$525,728	$458,263	$399,152
Average floating rate debt outstanding	5,008,254	4,378,975	3,628,908	2,909,010	2,225,098
Fixed rate interest obligations	29,021	34,348	30,626	27,451	25,634
Floating rate interest obligations (1)	52,720	61,625	55,090	47,039	32,882

(1)          Based on one-month LIBOR and three-month LIBOR as of March 31, 2010, which were 0.249% and 0.292%, respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2010 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,407	$2,138	$1,604	$1,162	$867	$627	$112	$30.1
Weighted average strike rate	4.02%	4.02%	4.54%	4.71%	4.75%	4.96%	5.201%

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$981	$850	$104	$—	$—	$—	$—	$(66.2)
Weighted average strike rate	4.89%	4.89%	4.62%	—	—	—	—

	2010	2011	2012	2013	2014	2015	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$163	$141	$107	$70	$45	$27	$—	$(7.9)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—	—

As of March 31, 2010, the interest rate caps and floors had a fair value of $22.2 million. The variable benchmark interest rates associated with these instruments ranged from one- to six-month LIBOR. As of March 31, 2010, the interest rate swaps had a fair value of $66.2 million out-of-the-money. The variable benchmark interest rates associated with these two swaps is one month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the Treasury Committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the Treasury Committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the US dollar. As of March 31, 2010, all of our aircraft leases and all of our engine leases were payable in US dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the three months ended March 31, 2010, our aggregate expenses denominated in currencies other than the US dollar, such as payroll and office costs and professional advisory costs, were $14.7 million in US dollar equivalents and represented 49.1% of total selling, general and administrative expenses. We enter into foreign exchange derivatives based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such derivatives are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have a material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

Item 1.       Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2009 Annual Report on Form 20-F, filed with the SEC on March 15, 2010.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults upon Senior Securities

None.

Item 4.       Submission of Matters to a Vote of Security Holders

None.

Item 5.       Other Information

None.

Item 6.       Exhibits

None